Exhibit 8-c

                     [Letterhead of Davis Polk & Wardwell]

                                  212-450-4000



                                    January 14, 2005



Re: Morgan Stanley, Issuance of Medium-Term Notes, Series F - Senior Floating Rate Notes Due 2015 - $12,500,000 Inflation Linked Notes

Morgan Stanley
1585 Broadway
New York, New York 10036

Ladies and Gentlemen:

     We have acted as special tax counsel for Morgan Stanley (the "Company") in connection with the issuance of $12,500,000 Inflation Linked Notes, described in Pricing Supplement No. 21 to Registration Statement No. 333-117752, dated January 14, 2005 (the "Pricing Supplement"). We have reviewed the discussion set forth under the caption "United States Federal Income Taxation" in the Pricing Supplement and are of the opinion that the discussion is accurate.

     We are members of the Bar of the State of New York. The foregoing opinion is based upon and limited to the federal laws of the United States of America as contained in the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative decisions and court decisions as of the date of this letter.

     We hereby consent to the use of our name under the caption "United States Federal Income Taxation" in the Pricing Supplement. The issuance of such a consent does not concede that we are an "Expert" for the purposes of the Securities Act of 1933.

                                          Very truly yours,


                                          /s/ Davis Polk & Wardwell